                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                    FORM 11-K
                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                          Commission File Number 1-977

                           WESTINGOUSE SAVINGS PROGRAM
                            (Full title of the Plan)

                                 CBS CORPORATION
                               51 West 52nd Street
                            New York, New York 10019

           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                  Financial Statements as of December 31, 1998
                 and 1997, and Schedules as of December 31, 1998

                   (With Independent Auditors' Report Thereon)

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM


                                TABLE OF CONTENTS


                                                                                                                    PAGE
Independent Auditors' Report                                                                                          1

Statements of Net Assets Available for Benefits, With Fund Information                                                2

Statement of Changes in Net Assets Available for Benefits, With Fund Information                                      6

Notes to Financial Statements                                                                                         8


SCHEDULES

1 - Line 27(a) - Schedule of Assets Held for Investment Purposes                                                     16

2 - Line 27(d) - Schedule of Reportable Transactions                                                                 17


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because there is no information to report.

                          INDEPENDENT AUDITORS' REPORT


To the Participants and Administrator of the Westinghouse Savings Program:


We have audited the accompanying statements of net assets available for benefits, with fund information of the Westinghouse Savings Program (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits, with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan, with fund information as of December 31, 1998 and 1997, and the changes in net assets available for benefits, with fund information for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Pittsburgh, Pennsylvania
June 8, 1999

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

     Statement of Net Assets Available for Benefits, With Fund Information

                               December 31, 1998

                                 (In thousands)

                                                                            FUND INFORMATION
                                             -----------------------------------------------------------------------------------
                                                                           PARTICIPANT DIRECTED
                                             -----------------------------------------------------------------------------------
                                                              CBS      FIDELITY                                          BT
                                                FIXED       COMMON      GROWTH      BT                                LIFECYCLE
                                               INCOME       STOCK     AND INCOME   INDEX      ULTRA        JANUS      LONG RANGE
                                                FUND         FUND        FUND      FUND       FUND          FUND        FUND
                                             -----------   --------   ---------  ---------  ---------   -----------   ---------
Investments, at fair value:
    CBS common stock                         $        --    303,061          --         --         --            --          --
    Registered investment companies                   --         --     312,851    252,878    165,527       165,090      20,902
    Loans to participants                             --         --          --         --         --            --          --
    Interest-bearing cash                             --         21          --         --         --            --          --
                                             -----------   --------   ---------  ---------  ---------   -----------   ---------
                                                      --    303,082     312,851    252,878    165,527       165,090      20,902
Investments, at contract value:
    Beneficial interest in the
       Master Trust, net of fees (note 6)      2,498,477         --          --         --         --            --          --
                                             -----------   --------   ---------  ---------  ---------   -----------   ---------
            Total investments                  2,498,477    303,082     312,851    252,878    165,527       165,090      20,902
Receivables:
    Rollover contributions                           617         --          --         --         --            --          --
    Net receivables from investment
       activity                                    2,461      8,321         200        176         64            91           7
                                             -----------   --------   ---------  ---------  ---------   -----------   ---------
            Total receivables                      3,078      8,321         200        176         64            91           7
                                             -----------   --------   ---------  ---------  ---------   -----------   ---------
            Total assets                       2,501,555    311,403     313,051    253,054    165,591       165,181      20,909
Liabilities:
    Plan transfer (note 8)                       (55,928)    (9,988)     (9,723)    (8,848)    (6,278)       (6,065)     (1,380)
                                             -----------   --------   ---------  ---------  ---------   -----------   ---------
            Total liabilities                    (55,928)    (9,988)     (9,723)    (8,848)    (6,278)       (6,065)     (1,380)
                                             -----------   --------   ---------  ---------  ---------   -----------   ---------
            Net assets available
               for benefits                  $ 2,445,627    301,415     303,328    244,206    159,313       159,116      19,529
                                             ===========   ========   =========  =========  =========   ===========   =========

                                                                     (Continued)
                                       2

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1998

                                 (In thousands)


                                                                                  FUND INFORMATION
                                                 ----------------------------------------------------------------------
                                                                                PARTICIPANT DIRECTED
                                                 ----------------------------------------------------------------------
                                                                                    BT           BT
                                                                                 LIFECYCLE    LIFECYCLE
                                                    JPM              JPM           MID          SHORT
                                                 DIVERSIFIED    INTERNATIONAL     RANGE         RANGE      PARTICIPANT
                                                    FUND            FUND           FUND          FUND         LOANS        TOTAL
                                                 ----------        ------         ------        ------        ------     ---------
Investments, at fair value:
    CBS common stock                             $       --            --             --            --            --       303,061
    Registered investment companies                  16,967        15,430         18,165        13,357            --       981,167
    Loans to participants                                --            --             --            --        31,923        31,923
    Interest-bearing cash                                --            --             --            --            --            21
                                                 ----------        ------         ------        ------        ------     ---------
                                                     16,967        15,430         18,165        13,357        31,923     1,316,172
Investments, at contract value:
    Beneficial interest in the
        Master Trust, net of fees (note 6)               --            --             --            --            --     2,498,477
                                                 ----------        ------         ------        ------        ------     ---------
            Total investments                        16,967        15,430         18,165        13,357        31,923     3,814,649
Receivables:
    Rollover contributions                               --            --             --            --            --           617
    Net receivables from investment
       activity                                          10             4             24            13             4        11,375
                                                 ----------        ------         ------        ------        ------     ---------
            Total receivables                            10             4             24            13             4        11,992
                                                 ----------        ------         ------        ------        ------     ---------
            Total assets                             16,977        15,434         18,189        13,370        31,927     3,826,641
Liabilities:
    Plan transfer (note 8)                           (1,037)         (650)          (489)         (312)       (1,187)     (101,885)
                                                 ----------        ------         ------        ------        ------     ---------
            Total liabilities                        (1,037)         (650)          (489)         (312)       (1,187)     (101,885)
                                                 ----------        ------         ------        ------        ------     ---------
            Net assets available
               for benefits                      $   15,940        14,784         17,700        13,058        30,740     3,724,756
                                                 ==========        ======        =======        ======        ======    ==========


See accompanying notes to financial statements.

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1997

                                 (In thousands)


                                                                            FUND INFORMATION
                                       --------------------------------------------------------------------------------------------
                                                                            PARTICIPANT DIRECTED
                                       --------------------------------------------------------------------------------------------
                                                         CBS         FIDELITY                                               BT
                                         FIXED         COMMON         GROWTH         BT                                  LIFECYCLE
                                        INCOME          STOCK       AND INCOME     INDEX       ULTRA        JANUS        LONG RANGE
                                         FUND           FUND           FUND         FUND        FUND         FUND           FUND
                                      -----------    -----------   -----------    --------    --------    -----------    ---------
Investments, at fair value:
    CBS common stock                  $        --        353,227            --          --          --             --           --
    Registered investment                      --             --       295,923     240,809     158,515        143,732       21,443
       companies
    Loans to participants                      --             --            --          --          --             --           --
    Interest-bearing cash                      --          6,980             1           3           5              2            2
                                      -----------    -----------   -----------    --------    --------    -----------    ---------
                                               --        360,207       295,924     240,812     158,520        143,734       21,445
Investments, at contract value:
    Beneficial interest in the
       Master Trust, net of fees
       (note 6)                         2,724,441             --            --          --          --             --           --
                                      -----------    -----------   -----------    --------    --------    -----------    ---------
            Total investments           2,724,441        360,207       295,924     240,812     158,520        143,734       21,445
Receivables:
    Rollover contributions                  1,293             21            96         282          64            106           --
    Net receivables from
       investment activity                 52,188          1,274        16,762      12,293       9,651          8,970        1,154
                                      -----------    -----------   -----------    --------    --------    -----------    ---------
            Total receivables              53,481          1,295        16,858      12,575       9,715          9,076        1,154
                                      -----------    -----------   -----------    --------    --------    -----------    ---------
            Total assets                2,777,922        361,502       312,782     253,387     168,235        152,810       22,599
Liabilities:
    Plan transfer (note 8)                (50,485)        (4,438)       (8,017)     (6,504)     (4,785)        (4,459)        (632)
                                      -----------    -----------   -----------    --------    --------    -----------    ---------
            Total liabilities             (50,485)        (4,438)       (8,017)     (6,504)     (4,785)        (4,459)        (632)
                                      -----------    -----------   -----------    --------    --------    -----------    ---------
            Net assets available
               for benefits           $ 2,727,437        357,064       304,765     246,883     163,450        148,351       21,967
                                      ===========    ===========   ===========    ========    ========    ===========    =========


                                                                     (Continued)

                                CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

      Statement of Net Assets Available for Benefits, With Fund Information

                                December 31, 1997

                                 (In thousands)

                                                                                  FUND INFORMATION
                                                     ------------------------------------------------------------------
                                                                                 PARTICIPANT DIRECTED
                                                     ------------------------------------------------------------------
                                                                                   BT            BT
                                                                                LIFECYCLE     LIFECYCLE
                                                        JPM          JPM           MID          SHORT
                                                    DIVERSIFIED  INTERNATIONAL    RANGE         RANGE      PARTICIPANT
                                                        FUND         FUND          FUND          FUND          LOANS       TOTAL
                                                     ----------   ----------    ----------    ----------    ----------   ----------
Investments, at fair value:
    CBS common stock                                 $       --           --            --            --            --      353,227
    Registered investment companies                      18,545       16,899        17,310         7,241            --      920,417
    Loans to participants                                    --           --            --            --        47,760       47,760
    Interest-bearing cash                                     2            3             2             2            --        7,002
                                                     ----------   ----------    ----------    ----------    ----------   ----------
                                                         18,547       16,902        17,312         7,243        47,760    1,328,406
Investments, at contract value:
    Beneficial interest in the
       Master Trust, net of fees
       (note 6)                                              --           --            --            --            --    2,724,441
                                                     ----------   ----------    ----------    ----------    ----------   ----------
            Total investments                            18,547       16,902        17,312         7,243        47,760    4,052,847
Receivables:
    Rollover contributions                                   --           53            --            --            --        1,915
    Net receivables from investment activity              1,166        1,463           861           814         4,673      111,269
                                                     ----------   ----------    ----------    ----------    ----------   ----------
            Total receivables                             1,166        1,516           861           814         4,673      113,184
                                                     ----------   ----------    ----------    ----------    ----------   ----------
            Total assets                                 19,713       18,418        18,173         8,057        52,433    4,166,031
Liabilities:
    Plan transfer (note 8)                                 (496)        (526)         (575)         (416)       (2,326)     (83,659)
                                                     ----------   ----------    ----------    ----------    ----------   ----------
            Total liabilities                              (496)        (526)         (575)         (416)       (2,326)     (83,659)
                                                     ----------   ----------    ----------    ----------    ----------   ----------
            Net assets available
               for benefits                          $   19,217       17,892        17,598         7,641        50,107    4,082,372
                                                     ==========   ==========    ==========    ==========    ==========   ==========

See accompanying notes to financial statements

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

           Statement of Changes in Net Assets Available for Benefits,
                             With Fund Information

                          Year Ended December 31, 1998

                                 (In thousands)

                                                                                        FUND INFORMATION
                                                    -------------------------------------------------------------------------------
                                                                                       PARTICIPANT DIRECTED
                                                    -------------------------------------------------------------------------------
                                                                    CBS       FIDELITY                                        BT
                                                      FIXED        COMMON      GROWTH        BT                           LIFECYCLE
                                                      INCOME       STOCK     AND INCOME    INDEX       ULTRA     JANUS    LONG RANGE
                                                       FUND         FUND        FUND        FUND        FUND      FUND       FUND
                                                    ----------    --------    --------    --------   ---------  --------   -------
      Additions to net assets attributed to:
          Contributions:
             Participants                           $   31,386       3,976       9,424       6,433       6,295     5,706       895
             Employer cash                               1,728       4,820         165         117         121       111        17
             Employer stock                                 --      14,508          --          --          --        --        --
             Rollovers and trust-to-trust
                transfers                               34,583         121         680         311         187       462        38
                                                    ----------    --------    --------    --------   ---------  --------   -------
                  Total contributions                   67,697      23,425      10,269       6,861       6,603     6,279       950

      Investment income:
          Net appreciation (depreciation)
             in fair value of investments                   --      26,213      52,282      50,124      30,952    43,353    (1,047)
          Interest and dividends                            --         990      18,225       7,319      13,946     4,415     4,956
          Net investment gain from the
             Master Trust (note 6)                     166,663          --          --          --          --        --        --
                                                    ----------    --------    --------    --------   ---------  --------   -------
                  Total investment income              166,663      27,203      70,507      57,443      44,898    47,768     3,909
      Other                                                 16          30          14          12          14         7        --
                                                    ----------    --------    --------    --------   ---------  --------   -------
                  Total additions                      234,376      50,658      80,790      64,316      51,515    54,054     4,859

      Deductions from net assets attributed to:
          Benefits paid to participants               (296,682)    (82,667)    (22,192)    (20,442)    (12,062)  (13,516)   (1,542)
          Loans to participants, net of
             repayments                                   (450)      2,630         714         381         608       515        65
                                                    ----------    --------    --------    --------   ---------  --------   -------
                  Total deductions                    (297,132)    (80,037)    (21,478)    (20,061)    (11,454)  (13,001)   (1,477)

                  Net increase (decrease)
                     prior to interfund
                     transfers                         (62,756)    (29,379)     59,312      44,255      40,061    41,053     3,382

      Interfund transfers                               24,199     (14,300)     (8,170)        418      (9,304)       73      (140)
                                                    ----------    --------    --------    --------   ---------  --------   -------
                  Net increase (decrease)              (38,557)    (43,679)     51,142      44,673      30,757    41,126     3,242

      Plan transfers, net (note 8)                    (243,253)    (11,970)    (52,579)    (47,350)    (34,894)  (30,361)   (5,680)
                                                    ----------    --------    --------    --------   ---------  --------   -------
                                                      (281,810)    (55,649)     (1,437)     (2,677)     (4,137)   10,765    (2,438)

      Net assets available for benefits:
                  Beginning of year                  2,727,437     357,064     304,765     246,883     163,450   148,351    21,967
                                                    ----------    --------    --------    --------   ---------  --------   -------
                  End of year                       $2,445,627     301,415     303,328     244,206     159,313   159,116    19,529
                                                    ==========    ========    ========    ========   =========  ========   =======


                                                                     (Continued)

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

           Statement of Changes in Net Assets Available for Benefits,
                             With Fund Information

                          Year Ended December 31, 1998

                                 (In thousands)


                                                                        FUND INFORMATION
                                                 -------------------------------------------------------------------
                                                                       PARTICIPANT DIRECTED
                                                 -------------------------------------------------------------------
                                                                                BT            BT
                                                                             LIFECYCLE    LIFECYCLE
                                                    JPM           JPM           MID         SHORT
                                                 DIVERSIFIED  INTERNATIONAL    RANGE        RANGE       PARTICIPANT
                                                    FUND          FUND          FUND         FUND          LOANS         TOTAL
                                                 ----------    ----------    ----------    ----------    ----------    ----------
Additions to net assets attributed to:
    Contributions:
       Participants                              $      655           957           629           254            --        66,610
       Employer cash                                     16            16            14             5            --         7,130
       Employer stock                                    --            --            --            --            --        14,508
       Rollovers and trust-to-trust transfers            18           175           345            12            --        36,932
                                                 ----------    ----------    ----------    ----------    ----------    ----------
            Total contributions                         689         1,148           988           271            --       125,180
Investment income:
    Net appreciation (depreciation) in fair
       value of investments                           1,285         1,265        (1,383)         (221)           --       202,823
    Interest and dividends                            1,593           445         4,117         1,449         3,152        60,607
    Net investment gain from the
       Master Trust (note 6)                             --            --            --            --            --       166,663
                                                 ----------    ----------    ----------    ----------    ----------    ----------
            Total investment income                   2,878         1,710         2,734         1,228         3,152       430,093
Other                                                     1             2            --            --            --            96
                                                 ----------    ----------    ----------    ----------    ----------    ----------
            Total additions                           3,568         2,860         3,722         1,499         3,152       555,369
Deductions from net assets attributed to:
    Benefits paid to participants                    (1,779)       (1,546)       (1,738)         (926)      (14,319)     (469,411)
    Loans to participants, net of
       repayments                                        68            72            50            18        (4,671)           --
                                                 ----------    ----------    ----------    ----------    ----------    ----------
            Total deductions                         (1,711)       (1,474)       (1,688)         (908)      (18,990)     (469,411)
            Net increase (decrease)
               prior to interfund
               transfers                              1,857         1,386         2,034           591       (15,838)       85,958
Interfund transfers                                    (507)         (590)        1,383         6,938            --            --
                                                 ----------    ----------    ----------    ----------    ----------    ----------
            Net increase (decrease)                   1,350           796         3,417         7,529       (15,838)       85,958
Plan transfers, net (note 8)                         (4,627)       (3,904)       (3,315)       (2,112)       (3,529)     (443,574)
                                                 ----------    ----------    ----------    ----------    ----------    ----------
                                                     (3,277)       (3,108)          102         5,417       (19,367)     (357,616)
Net assets available for benefits:
            Beginning of year                        19,217        17,892        17,598         7,641        50,107     4,082,372
                                                 ----------    ----------    ----------    ----------    ----------    ----------
            End of year                          $   15,940        14,784        17,700        13,058        30,740     3,724,756
                                                 ==========    ==========    ==========    ==========    ==========    ==========



See accompanying notes to financial statements

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                          Notes to Financial Statements

                           December 31, 1998 and 1997

                                 (In thousands)


(1)    DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       CBS Corporation (the Corporation, formerly Westinghouse Electric Corporation) is one of the largest radio and television broadcasters in the United States. During recent years, the Corporation has redefined its business portfolio and future direction in its transformation to a pure media company. As the Corporation redefined its business portfolio, a significant number of businesses were identified as non-strategic and consequently divested. Additional businesses are expected to be divested in 1999.

       (a)    BASIS OF ACCOUNTING

              The financial statements of the Plan are prepared under the accrual basis of accounting.

       (b)    INVESTMENTS

              The Plan's shares of common stock and registered investment companies are presented at fair market value, which is based on published market quotations. Guaranteed investment contracts with insurance companies and synthetic guaranteed investment contracts held in the Westinghouse Savings Program Master Trust (Master Trust), in which the Plan's Fixed Income Fund has a beneficial interest, are presented at contract value. Loans to participants are valued at cost, which approximates fair value.

       (c)    MEASUREMENT DATE

              Purchases and sales of securities are recorded on a trade-date basis.

       (d)    DIVIDENDS

              Dividends on the Plan's shares of common stock and registered investment companies are credited to each participant's account, as appropriate, for shares held as of the date of record.

       (e)    USE OF ESTIMATES

              The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of Plan activity during the reporting period. Actual results could differ from those estimates.


                                                                     (Continued)

2
                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                          Notes to Financial Statements

                           December 31, 1998 and 1997

                                 (In thousands)


       (f)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

(2)    DESCRIPTION OF THE PLAN

       The following description of the Plan provides only general information. Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan is a defined contribution plan. It is subject to the provisions of ERISA. All represented and nonrepresented employees of the Corporation, other than employees eligible to participate in other plans sponsored by the Corporation, or its designated subsidiaries or designated joint ventures, are eligible to participate in the Plan. Leased employees and employees of excluded units are not eligible to participate in the Plan.

       (b)    CONTRIBUTIONS AND WITHDRAWALS

              Plan participants may elect to contribute 2% to 20% of their base earnings on either a pre-tax or after-tax basis or a combination thereof, subject to IRS limitations. The Corporation matches contributions in an amount equal to 50% of the first 6% of the participant's base earnings contributed. Beginning January 1, 1997, the employer matching contributions for non-union employees are made to the CBS Common Stock Fund and may, at the discretion of the Plan Administrator, be either in the form of the Corporation's common stock or in cash.

              Participants may elect for their contributions to be invested in 1% increments in any of eleven investment options. The eleven investment options include the Fixed Income Fund, the CBS Common Stock Fund and the following registered investment companies: the Fidelity Growth and Income Fund, the BT Investment Equity 500 Index Fund (BT Index Fund), the American Century Ultra Fund (Ultra
              Fund), the Janus Fund, the BT Investment Lifecycle Long Range Fund (BT Lifecycle Long Range Fund), the J.P. Morgan Institutional Diversified Fund (JPM Diversified Fund), the J.P. Morgan Institutional International Equity Fund (JPM International Fund), the BT Investment Lifecycle Mid Range Fund (BT Lifecycle Mid Range
              Fund), and the BT Investment Lifecycle Short Range Fund (BT Lifecycle Short Range Fund).


                                                                     (Continued)

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                          Notes to Financial Statements

                           December 31, 1998 and 1997

                                 (In thousands)


              All participants are permitted to make withdrawals from the Plan subject to provisions in the Plan document. Inactive or terminated participants have several payment options, detailed in the Plan document.

       (c)    LOANS

              Loans are made available to all participants on a nondiscriminatory basis subject to the provisions in the Plan document. The amount of a loan generally cannot exceed the lesser of $50 or one-half of a participant's total vested account balance. Loans bear interest at a fixed rate. The rate is determined as the prime rate in effect on the last business day of the previous quarter plus 1%. All loans are subject to specific repayment terms and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan.

       (d)    ROLLOVERS AND TRUST-TO-TRUST TRANSFERS

              Corporation employees and retirees may elect to transfer savings from other plans that are qualified by the IRS into the Plan. Rollovers and trust-to-trust transfers represent funds transferred from the Westinghouse Pension Plan or other qualified plans to the Plan.

       (e)    VESTING AND FORFEITURES

              Participant contributions to the Plan plus actual earnings thereon are fully vested and nonforfeitable. If an employee had eligible service before January 1, 1989, the employer matching contributions plus actual earnings thereon are also vested. Employees hired on or after January 1, 1989, must complete five years of eligibility service to become vested in the employer matching contributions plus actual earnings thereon. If a participant terminates employment prior to completing five years of eligibility service, the current value of their employer matching contributions will be forfeited. Forfeited contributions are used to reduce future employer matching contributions. In 1998, employer contributions were reduced by $866 ($2,259 in 1997) from forfeited nonvested accounts.

       (f)    PLAN EXPENSES

              The Corporation is responsible for the general administration of the Plan and for carrying out the provisions thereof. The investment assets of the Plan are administered by a trustee appointed by the Financial and Administrative Managers of the Plan. With the exception of investment manager fees, which are paid by the Plan, expenses of the Plan are borne by the Corporation.


                                                                     (Continued)

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                          Notes to Financial Statements

                           December 31, 1998 and 1997

                                 (In thousands)

       (g)    PLAN TERMINATION

              As stated in note 1, the Corporation expects to continue divesting its non-strategic businesses in 1999. Although the Corporation does not intend to terminate the Plan, the Corporation has the right to terminate the Plan at any time subject to provisions of collective bargaining agreements. If such termination occurs, all amounts credited to participants' accounts shall become vested and be distributed as soon as practicable.


(3)    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

       The following is a reconciliation of net assets available for benefits as reflected in the financial statements to the Form 5500 for the 1998 and 1997 Plan years:

                                                                             1998            1997
                                                                         ------------     -----------

          Net assets available for benefits per the
               financial statements                                      $  3,724,756       4,082,372
          Amounts allocated to withdrawing
               participants                                                    (3,886)         (4,338)
                                                                         ------------     -----------
          Net assets available for benefits per the
               Form 5500                                                 $  3,720,870       4,078,034
                                                                         ============     ===========

       The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500 for the 1998 Plan year:

          Benefits paid to participants per the
               financial statements                                                         $ 469,411
                  Add amounts allocated to withdrawing participants
                     as of December 31, 1998                                                    3,886
                  Less amounts allocated to withdrawing participants
                     as of December 31, 1997                                                   (4,338)
                                                                                            ---------
          Benefits paid to participants per the Form 5500                                   $ 468,959
                                                                                            =========

       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.


                                                                     (Continued)

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                          Notes to Financial Statements

                           December 31, 1998 and 1997

                                 (In thousands)

(4)    INVESTMENTS

       The following table presents the values of investments that represent 5% or more of the Plan's net assets as of December 31, 1998 and 1997.

                                                                                DECEMBER 31,
                                                                       -----------------------------
                                                                          1998                1997
                                                                       ----------          ---------
              Beneficial interest in the Master Trust                  $2,498,477          2,724,441
              CBS (formerly Westinghouse Electric
                   Corporation) common stock                              303,061            353,227
              Fidelity Growth and Income Fund                             312,851            295,923
              BT Index Fund                                               252,878            240,809


(5)    UNIT VALUES

       For each investment in which participant interests are calculated in units, the following table presents the number of units and net asset value per unit as of December 31, 1998 and 1997:

                                                                            DECEMBER 31, 1998
                                                            ---------------------------------------------------
                                                                                       NET ASSET VALUE
                                                                                -------------------------------
                                                              NUMBER OF             PER
                                                                UNITS              UNIT              TOTAL
                                                            ---------------     ------------      -------------
               Fixed Income Fund                              1,866,891        $    1.31           $2,445,627
               CBS Common Stock Fund                            118,202             2.55              301,415

                                                                            DECEMBER 31, 1997
                                                            ---------------------------------------------------
                                                                                       NET ASSET VALUE
                                                                                ------------------------------
                                                              NUMBER OF             PER
                                                                UNITS              UNIT              TOTAL
                                                            ---------------     ------------      -------------
               Fixed Income Fund                              2,199,546        $    1.24           $2,727,437
               CBS Common Stock Fund                            154,573             2.31              357,064

                                                                     (Continued)

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                          Notes to Financial Statements

                           December 31, 1998 and 1997

                                 (In thousands)

(6)    MASTER TRUST

       As of December 31, 1998, the Master Trust includes the Fixed Income Fund of the Plan, as well as the Fixed Income Fund of another plan sponsored by the Corporation. The Master Trust is administered by Bankers Trust and governed by the Westinghouse Savings Program Master Trust Agreement. Although assets in the Master Trust are commingled, the trustee maintains records of contributions received from and distributions made to the Master Trust for each participating plan. As of December 31, 1998 and 1997, the Plan's beneficial interest in the net assets of the Master Trust was approximately 99.99% and 99.9%, respectively. Net assets and net investment income are allocated by the trustee to each plan based on the beneficial interest of each plan to the total beneficial interests of the participating plans on a daily basis.

       The following table presents the values of investments in the Master Trust as of December 31, 1998 and 1997:

                                                          1998                               1997
                                             ----------------------------        -----------------------------
                                              CONTRACT           MARKET           CONTRACT            MARKET
                                               VALUE             VALUE             VALUE              VALUE
                                             ----------        ----------        ----------         ----------
      Guaranteed investment contracts        $  449,428           450,678           633,976            661,217
      Synthetic guaranteed investment
           Contracts                          1,955,176         2,023,929         2,106,927          2,125,700
      Cash (cash overdraft)                      94,322            94,322           (13,336)           (13,336)
                                             ----------        ----------        ----------         ----------
                        Master Trust         $2,498,926         2,568,929         2,727,567          2,773,581
                                             ==========        ==========        ==========         ==========

       Market values of investments in the Master Trust are based on quoted market prices or on discounted cash flow analysis utilizing estimated current market interest rates.

       The contract value of the Master Trust excludes accrued investment consulting fees for the Fixed Income Fund payable to the Bankers Trust Company.


                                                                     (Continued)

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                          Notes to Financial Statements

                           December 31, 1998 and 1997

                                 (In thousands)

       Synthetic guaranteed investment contracts utilize benefit-responsive wrapper contracts issued by various third-party issuers. The wrapper contracts provide market and cash flow risk protection to the Plan and provide for the execution of participant initiated transactions in the Plan at contract value. The synthetic guaranteed investment contracts may invest in derivatives and include collateralized mortgage obligations
       (CMOs), real estate investment conduits (REMICs), other mortgage derivatives, call/put options on Treasury securities and U.S. Treasury bond futures contracts. The notional and fair values of these derivatives, as estimated by the trustee and various investment managers, are $457,775 and $394,233 as of December 31, 1998, and $303,016 and
       $302,475 as of December 31, 1997, respectively.

       The aggregate investment gain from the Master Trust for the year ended December 31, 1998, of $167,677 is solely comprised of interest income. Certain expenses of the Master Trust are deducted from the aggregate investment gain.

       The average blended yield of all the investment contracts as of December 31, 1998 and 1997, was 6.41% and 6.83%, respectively, while the annual one year return for the years ended December 31, 1998 and 1997, was 6.54% and 6.61%, respectively.

(7)    FEDERAL INCOME TAXES

       A favorable determination letter was received from the Internal Revenue Service on September 25, 1997, stating that the Plan and related trust are qualified under Section 401(a) of the Code, and the related trust is exempt from tax under Section 501(a) of the Code. In the opinion of the Plan Administrator, the Plan has operated in accordance with the terms of the Plan and in conformity with the applicable requirements of the Code. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

(8)    TRANSFER OF ASSETS

       During June 1999, the Plan transferred assets to a plan sponsored by Emerson Electric in connection with the divestiture of the Process Control Division (PCD) which occurred in November 1998. As of December 31, 1998, the accrued balance of $101,885 by fund is: $55,928, Fixed Income Fund; $9,988, CBS Common Stock Fund; $9,723, Fidelity Growth and Income Fund; $8,848, BT Index Fund; $6,278, Ultra Fund; $6,065, Janus Fund; $1,380, BT Lifecycle Long Range Fund; $1,037, JPM Diversified Fund; $650, JPM International Fund; $489, BT Lifecycle Mid Range Fund; $312, BT Lifecycle Short Range Fund; and $1,187, Loan Fund. The final transfer amount of $83,091 is less than the accrued balance as a result of the divested participants transferring their balances into individual retirement plans other than the Emerson Electric plan.


                                                                     (Continued)

                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                          Notes to Financial Statements

                           December 31, 1998 and 1997

                                 (In thousands)


       The above mentioned account balances of the PCD employees have been recorded as liabilities on the statement of net assets available for benefits as of December 31, 1998.

       On January 2, 1998, the Plan transferred assets of the Corporation's Group W employees in the amount of $134,524 to the CBS Employee Investment Fund. Additionally, during the year the Plan transferred $290,499 assets of the employees associated with the Power Generation Business Unit to Siemens Corporation Savings Plan.

       The additional activity amounting to $325 was for other smaller divestitures and transfers to other plans sponsored by the Corporation during 1998.

       On April 30, 1998, the Plan transferred assets in the amount of $79,221 to a plan sponsored by Ingersoll-Rand Company in connection with the divestiture of Thermo King. By fund, the transfer amounted to $50,485, Fixed Income Fund; $8,017, Fidelity Growth and Income Fund; $6,504, BT Index Fund; $4,785, Ultra Fund; $4,459, Janus Fund; $632, BT Lifecycle Long Range Fund; $496, JPM Diversified Fund; $526, JPM International Fund; $575, BT Lifecycle Mid Range Fund; $416, BT Lifecycle Short Range Fund; and $2,326, Loan Fund.

       On May 4, 1998, the Plan transferred assets of $4,438 from the CBS Common Stock Fund to a plan sponsored by Ingersoll-Rand as further described above.

(9)    SUBSEQUENT EVENTS

       In April 1999, the Corporation transferred assets in the amount of $571,761 to plans sponsored by Morrison-Knudsen and British Nuclear Fuel Limited in connection with the divestitures of the Energy Systems Business Unit and the Government and Environmental Services Company in March 1999. By fund, the transfer amounted to $257,247, Fixed Income Fund; $81,730, CBS Common Stock Fund; $61,482, Fidelity Growth and Income Fund; $47,385, BT Index Fund; $42,908, Ultra Fund; $45,411, Janus Fund; $6,032, BT Lifecycle Long Range Fund; $3,743, JPM Diversified Fund; $4,128, JPM International Fund; $3,430, BT Lifecycle Mid Range Fund; $2,747, BT Lifecycle Short Range Fund; and $15,518, Loan Fund.

                                                                    SCHEDULE I


                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                                 EIN: 25-0877540

                                Plan Number: 002

          Line 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1998

                                 (In thousands)

 COLUMN A                  COLUMN B                                    COLUMN C                        COLUMN D          COLUMN E
------------  ----------------------------------- -----------------------------------------------    ------------      ------------
                                                           DESCRIPTION OF INVESTMENT INCLUDING
              IDENTITY OF ISSUE, BORROWER, LESSOR             MATURITY DATE, RATE OF INTEREST,                            CURRENT
                       OR SIMILAR PARTY                      COLLATERAL, PAR OR MATURITY VALUE           COST              VALUE
              ----------------------------------- ------------------------------------------------   ------------      ------------

     *        CBS Corporation                     Common stock - 9,236 shares                        $  219,079            303,061

                                                  Registered investment companies:
              Fidelity Investments                   Fidelity Growth and Income Fund - 6,825
                                                        shares                                          194,693            312,851
     *        Bankers Trust Company                  BT Index Fund - 1,621 shares                       144,713            252,878
              American Century Investments           Ultra Fund - 4,954 shares                          137,298            165,527
              Janus Capital Corporation              Janus Fund - 4,906 shares                          118,137            165,090
     *        Bankers Trust Company                  BT Lifecycle Long Range Fund - 1,688
                                                       shares                                            20,585             20,902
              J.P. Morgan                            JPM Diversified Fund - 1,220 shares                 14,485             16,967
              J.P. Morgan                            JPM International Fund - 1,300 shares               14,959             15,430
     *        Bankers Trust Company                  BT Lifecycle Mid Range Fund - 1,722 shares          18,857             18,165
     *        Bankers Trust Company                  BT Lifecycle Short Range Fund - 1,288 shares        13,768             13,357
                                                                                                     ----------       ------------
                                                                                                        677,495            981,167

     *        Bankers Trust Company               BT Pyramid Directed Cash Fund                              21                 21

     *        Participant loans                   Participant loans with various rates of
                                                       interest (7% to 10%) and various
                                                       maturity dates through 2003                            - (a)         31,923
                                                                                                     ----------       ------------
                                                                                                     $  896,596          1,316,172
                                                                                                     ==========       ============

* Party-in-interest

(a) Cost of participant loans is $-0- as indicated in the instructions to Form 5500 - line 27(a).


See accompanying independent auditors' report.

                                                                      SCHEDULE 2


                                 CBS CORPORATION
                          WESTINGHOUSE SAVINGS PROGRAM

                                 EIN: 25-0877540

                                Plan Number: 002

                Line 27(d) - Schedule of Reportable Transactions

                          Year Ended December 31, 1998

                                 (In thousands)

----------------------------------------------------------------------------------------------------------------------------------
Series Transactions, When Aggregated, Involving an Amount in Excess of Five Percent of the Current Value of Plan Assets

          COLUMN A                      COLUMN B            COLUMN C   COLUMN D      COLUMN G       COLUMN H         COLUMN I
----------------------------- ---------------------------- --------- ------------  ------------   --------------    ----------
                                                                                   TOTAL DOLLAR   TOTAL DOLLAR
         IDENTITY OF                                       NUMBER OF   NUMBER OF     VALUE OF        VALUE OF         NET GAIN
       PARTY INVOLVED             DESCRIPTION OF ASSET     PURCHASES     SALES       PURCHASES        SALES           OR (LOSS)
----------------------------- ---------------------------- --------- ------------  -------------  -------------     ----------
CBS Corporation (formerly
     Westinghouse Electric
       Corporation)           Common Stock                       76           82     $185,986         $216,783         $63,599

Bankers Trust Company         BT Pyramid Directed Cash
                                Fund                          1,107          906      672,830          680,508              --





Note: Columns E (Lease/Rental) and F (Expense Incurred With Transactions) have been omitted because there is no information to report.

See accompanying independent auditors' report.

                                    SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.


                                              Westinghouse Savings Program

Dated: 6/28/99                                By: /s/ A. G. Ambrosio
                                              ----------------------------
                                              Name: A. G. Ambrosio
                                              Title: Plan Administrator

                                 EXHIBIT INDEX



          Exhibit No.                   Description

          23                   Consent of KPMG LLP